UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d
-16 UNDER THE SECURITIES ACT OF 1934

For the month of April, 2005
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

FOR IMMEDIATE RELEASE:

Contacts:
Investor Relations	Rob Morton	Tara Humphreys
(781) 902-8000	Corporate Communications	Corporate Communications
ir@iona.com	(781) 902-8139	+ (353) 1-637 2146
	robert.morton@iona.com	tara.humphreys@iona.com

IONA APPOINTS PETER ZOTTO CEO

Chris Horn Elected Vice-Chairman

DUBLIN, Ireland & WALTHAM, Mass — April 14, 2005: IONA Technologies (NASDAQ:IONA, ISE: IONA.I), a world leader in high-performance integration solutions for mission-critical IT environments, today announced that Mr. Peter M. Zotto, President & Chief Operating Officer, has been appointed Chief Executive Officer (CEO) and elected to IONA’s Board of Directors with immediate effect. Mr. Zotto succeeds Dr. Chris Horn, IONA’s co-founder, who assumes the role of non-executive Vice-Chairman of the Board.

“When Chris Horn returned to the position of CEO in May 2003, the primary challenge was to architect a new direction for IONA; one that regained customer confidence, re-aligned IONA’s investments and put a new management team in place,” stated Kevin Melia, Chairman of the Board, IONA.

“Under Peter’s leadership, we built on existing management and installed a team that combines market and customer-focused thinking with proven industry leadership experience. This team has successfully focused IONA operationally, established IONA’s stewardship for CORBA®, and returned the company to profitability while launching IONA into a new growth market with Artix,” added Chris Horn, vice-chairman and co-founder, IONA. “These appointments are taking place at the right time and represent a natural transition and progression for the company. Furthermore, as vice-chairman and a shareholder, I remain committed to IONA and furthering the company’s strategic development toward renewed market leadership.”

Mr. Peter Zotto concluded, “I am pleased and honored to accept this appointment. IONA is well positioned to lead the industry and return to a track record of profitable growth and innovation. Over the past two years, Chris and I have developed a great relationship and I look forward to his continuing contributions. Our objective now is to return the company to sustained profitable growth. Today, IONA has an established, stable and cash-generative business built on CORBA and we are recognized as an industry steward in the CORBA market. Artix is now recognized as a leading product in the emerging SOA and ESB markets. Moreover, IONA has terrific assets; a blue chip customer base, an industry leading product in Artix, a highly leverageable business model and excellent people. These assets form the foundation for returning IONA to market leadership.

About Peter Zotto
Mr. Zotto has held a number of executive positions in technology-oriented organizations including Digital Equipment Corporation where he was General Manager and Vice President, Workstations Business, Vice President European Sales and Marketing and General Manager, Systems Business Unit. Mr. Zotto has held several CEO positions with technology companies in emerging markets. He was also the founder of Claright, a consulting firm specializing in providing marketing expertise to small to mid-sized companies in rapidly changing markets.

Mr. Zotto joined IONA in August 2003 and was appointed Chief Operating Officer in October 2003. He was appointed President in October 2004.

About IONA
 For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for enterprise IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables existing enterprise systems to be integrated with an organization’s common infrastructure components. Customers use Artix to incorporate current IT assets into valuable new business applications through enterprise-class, standards-based connectivity.

With its partners, IONA can deliver NOW on the promise of service-oriented integration, making it possible for customers to achieve system longevity and agility at a significantly lower cost.

IONA’s customers include Global 2000 companies in telecommunications, financial services, aerospace and manufacturing, including AT&T, Verizon, BellSouth, Deutsche Telekom, British Telecom, Hong Kong Telecom, NTT, Credit Suisse, Merrill Lynch, Winterthur Insurance, Zurich Insurance and Boeing.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: April 14, 2005	By:	/s/ Daniel Demmer
Daniel Demmer
Chief Financial Officer